UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Satélites Mexicanos, S.A. de C.V.

File No. 333-08880 - CF#31034

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Satélites Mexicanos, S.A. de C.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 30, 2014.

Based on representations by Satélites Mexicanos, S.A. de C.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.36	through December 31, 2016
Exhibit 4.37	through December 31, 2016
Exhibit 4.40	through April 1, 2021
Exhibit 4.50	through July 31, 2017
Exhibit 4.57	through October 25, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary